

December 18, 2008

Thomas H. Ross, President
Sovereign Emerging Biomedical Fund, Inc.
205 Worth Avenue, Suite 201
Palm Beach, FL 33480

      Re: Sovereign Emerging Biomedical Fund, Inc. (the "Company")
      File Numbers: 811-22258 and 333-155982

Dear Mr. Ross:

On December 5, 2008 the Company filed a registration statement on Form N-2 to offer up to $200,000,000 of its common stock on a best efforts basis for up to 90 days after the effective date of the registration statement. The Company intends to take a 40% equity position in each portfolio company in which it invests by making an investment each quarter for three years (each investment is presumably 8.33% of the "40% equity position"). The registration statement discloses that some of the members of Management and the Science Advisory Board could have equity interests in some of the portfolio companies. After three years, the Company *intends* to liquidate and distribute the unregistered portfolio securities to its shareholders, and then dissolve.

Based upon a preliminary review of the above registration statement, we believe that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933 ("1933 Act"), the rules under the 1933 Act, the requirements of Investment Company Act of 1940 ("1940 Act"), the rules under the 1940 Act, Regulation S-X, and the requirements of Form N-2. In addition, we caution you that because the Company is an investment company, it must consider differently forward-looking statements within the meaning of Section 27A of the 1933 Act. See Section 27A(b) of the 1933 Act.

The "draft, audited" statement of assets and liabilities included in the registration statement does not present a net worth of at least $100,000 as required by Section 14(a)(1) of the 1940 Act, all required notes to the financial statements are omitted, and the stated net asset value per share is in error by $20.00 per share. The Company's statement of assets and liabilities must comply with generally accepted accounting principles and Article 6 of Regulation S-X with respect to required investment company accounting. See also Statement of Financial Accounting Standards No. 57, *Related Party Disclosures*, Statement of Position 98-5, *Reporting on the Costs of Start-Up Activities*, and Paragraphs 8.17 to 8.23 of the AICPA *Audit and Accounting Guide for Investment Companies* (May 1, 2008).

The Company's incomplete fee table raises certain significant issues. The disclosure states that the Company proposes to pay organizational fees "annually to the founding management members, scientific advisory board members and certain outside consultants." The disclosure further describes this fee as "an incentive bonus calculated annually at 1% of the net proceeds of this offering, to be paid in quarterly installments over the three year life of the Fund to those parties instrumental in forming and organizing the Fund." The Company also proposes an "annual 2% management fee [that] is based upon the net Use of Proceeds as of the initial offering."

The Company, however, did not file an investment advisory contract as an exhibit under Item 25(g) of Form N-2, citing it as "not applicable", nor did it file as exhibits the contracts for the "organizational fee" and the "management fee". The Company's payment of such fees and incentive bonus without an advisory agreement raises questions under Section 15 of the 1940 Act and Section 205 of the Investment Advisers Act of 1940.

In addition, the registration statement does not provide disclosure about any of the fundamental policies required by Item 17 of Form N-2. The Company's failure to include the fundamental policies means the staff cannot appropriately evaluate the obvious concentration, diversification, underwriting, and name issues presented by the Company, especially in light of its unusual periodic investment and security distribution model. See Section (2)(11) of the 1933 Act, Sections 8(b)(1), 13(a), and 35(d) of the 1940 Act and Rule 35(d)-1(a)(2) thereunder.

As mentioned above, the Company's business model appears to present material issues under Sections 17(a) and (d) of the 1940 Act, especially since the Company intends to actively participate in the operations and management of its portfolio companies. The registration statement and your cover letter, however, do not disclose and/or discuss the conflicts, internal controls, and legal analysis required with regard to this arrangement.

We suggest that you review all appropriate statutes, rules, forms and regulations. You should then consider submitting a substantive amendment (including material contracts, appropriate financial statements, revised disclosure, and exhibits) to correct all deficiencies in the filing. In addition, you should review the signature requirements of Form N-2 and Section 6(a) of the 1933 Act (*i.e.,* signed by a majority of the Board under both the 1933 and 1940 Acts). As noted above, we did not perform a detailed examination of the registration statement, and we will not issue any further comments until and unless the Company files an appropriate amendment. As an . alternative, you may wish to consider withdrawing the registration statement.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would consider what action, if any, we would recommend to the Commission.

Sincerely,



Kevin C. Rupert
Accountant

Cc: David Otto, Esq.
       Otto Law Group
       201 Union Street, Suite 4500
       Seattle, Wash 98101